UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Antelope Enterprise Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, no par value

Class B Ordinary Shares, no par value

(Title of Class of Securities)

G041JN122**

(CUSIP Number)

Weilai Zhang

Room 1802, Block D, Zhonghai International Center,

Hi Tech Zone, Chengdu,

Sichuan Province, PRC

+8615881042999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1I, 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the Class A ordinary shares, no par value per share, of the Issuer (the “Class A Ordinary Shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G041JN122

1.	Names of Reporting Person. Weilai Zhang
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) oI(e) ☐
6.	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 48,907 Class A Ordinary Shares (1) 2,305,497 Class B Ordinary Shares (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 48,907 Class A Ordinary Shares (1) 2,305,497 Class B Ordinary Shares (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,907 Class A Ordinary Shares (1) 2,305,497 Class B Ordinary Shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 85.37% of total outstanding voting power(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Representing 48,907 Class A ordinary shares of the Issuer (the “Class A Ordinary Shares”) directly held by Mr. Weilai Zhang (the “Reporting Person”). The Issuer has shares divided into both Class A and Class B Ordinary Shares. Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to 20 votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Representing 2,305,497 Class B ordinary shares of the Issuer (the “Class B Ordinary Shares”) directly held by the Reporting Person.

(3)	Based on 7,959,441 outstanding Class A Ordinary Shares of the Issuer and 2,305,497 Class B Ordinary Shares outstanding as of June 24, 2024.

CUSIP No. G041JN122

Item 1. Security and Issuer.

This amendment No.1 (the “Amendment”) amends the statement on Schedule 13D (the “Schedule 13D/A”) filed with the U.S. Securities and Exchange Commission on April 5, 2024 (the “Schedule 13D”). Except as amended and supplemented by this Amendment, the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Schedule 13D.

This Schedule 13D/A relates to the Class A Ordinary Shares and Class B Ordinary Shares of Antelope Enterprise Holdings Limited (the “Issuer”). The Class A Ordinary Shares of the Issuer are listed on the Nasdaq Stock Market LLC under the symbol “AEHL.”

The principal executive offices of the Issuer are located at Room 1802, Block D, Zhonghai International Center, Hi-Tech Zone, Chengdu, Sichuan Province, PRC.

Item 2. Identity and Background.

(a) Name:

Mr. Weilai Zhang is also referred to herein as the “Reporting Person”.

The Reporting Person is a citizen of the People’s Republic of China.

(b) Residence or business address:

The address of the Reporting Person is The Empire State Building, 350 Fifth Avenue, Suite 7540, New York, NY, 10118.

(c) Principal business of each reporting person and address:

The principal business of the Reporting Person is the chief executive officer of the Issuer.

(d) — (e) During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following.

On January 5, 2023, the Reporting Person entered into an employment agreement (the “Employment Agreement”). with the Company to serve as its Chief Executive Officer, pursuant to which, the Reporting Person received a base salary of $10,000 in cash and $20,000 in ordinary shares, no par value each The share price was calculated based on the closing price of the last trading day of each month.

On February 21, 2023, the shareholders of the Company approved and adopted an amended and restated memorandum and articles of association, which changed the authorized issued share capital of the Company from US$4,800,000 divided into 200,000,000 ordinary shares with a par value of US$0.024 each, to (i) 250,000,000 ordinary shares re-designated as (a) 200,000,000 Class A ordinary shares with no par value each, and (b) 50,000,000 Class B ordinary shares with no par value each, and (ii) 50,000,000 preferred shares with no par value each, (the “Re-Designation of the Authorized Capital”). In connection with the Re-Designation of the Authorized Capital, 977,755 ordinary shares owned by the Reporting Person then were re-designated into 977,755 Class B ordinary shares.

CUSIP No. G041JN122

On September 18, 2023, the Company completed a 1-for-10 reverse share split of its then outstanding Class A ordinary shares and Class B ordinary shares. Immediately following this reverse share split, the Reporting Person owned 97,776 Class B Ordinary Shares (the “Post-split Class B Ordinary Shares”).

Pursuant to the Employment Agreement, the Reporting Person acquired 52,124 Class A Ordinary Shares on August 31, 2023, which was exchanged to 5,213 Class A Ordinary Shares after the reverse share split; and on September 29, 2023, the reporting person acquired 6,453 Class A Ordinary Shares (the “September Class A Ordinary Shares”).In 2020, the Reporting Person acquired 37,242 restricted Class A Ordinary Shares in a private placement transaction pursuant to a security purchase agreement the Reporting entered into with the Issuer.(the “Restricted September Class A Ordinary Shares”, together with September Class A Ordinary Shares, collectively, the “Class A Shares”).

On October 24, 2023, the Reporting Person entered into an amended employment agreement (the “Amended Employment Agreement 2023”) with the Company, pursuant to which, the Reporting Person receives a monthly compensation of $10,000 in cash and $20,000 Class B Ordinary Shares starting on October 1, 2023. The share price is calculated based on the closing price of the Class A Ordinary Shares on the last business day of such month. The board of directors of the Company (the “Board”), and the Compensation Committee of the Board approved on the same day of a one-time bonus of 100,000 Class B Ordinary Shares to the Reporting Person, in recognition of his performance as the Company’s Chief Executive Officer and chairman of the Board (the “Chairman”). Accordingly, on October 24, 2023 and October 31, 2023, the Reporting Person acquired 100,000 restricted Class B Ordinary Shares and 7,721 restricted Class B Ordinary Shares, respectively (the “2023 October Class B Ordinary Shares”).

On January 29, 2024, the Reporting Person received another 300,000 restricted Class B Ordinary Shares as a one-time bonus in recognition of his performance (the “2024 January Class B Ordinary Shares”, together with 2023 October Class B Ordinary Shares and Post-split Class B Ordinary Shares, collectively, the “Class B Shares”).

On April 1, 2024, the board of Issuer approved to further amend the employment agreement with the Reporting Person to the effect that his annual compensation should be 500,000 Class B Ordinary Shares, starting on January 1, 2024, (the “Amended Employment Agreement 2024”). In addition, the board of the Issuer approved to issue 1,500,000 restricted Class B Ordinary Shares (together with Class A Shares and Class B Shares, collectively, the “Subject Shares”) to the Reporting Person as compensation for serving as the Chief Executive Officer for 3-year of services from January 1, 2024, to December 31, 2026. Should the Reporting Person no longer serve as the chief executive officer during this period, the shares will be proportionally returned and cancelled.

On May 31, 2024, the Reporting Person received 300,000 restricted Class B Ordinary Shares from the Issuer as a one-time compensation for serving as the Chief Executive Officer, based on the Issuer’s operating results for the fiscal year ending December 31, 2023 (together with the Subject Shares, the “Shares”).

CUSIP No. G041JN122

Item 5. Interest in Securities of the Issuer.

(a) — (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference.

(c) Except the information set forth in this Schedule 13D/A, no transactions in any of the ordinary shares of the Issuer have been effected by the Reporting Person during the past sixty days.

(d) Share Pledge Agreement

On January 25, 2024, Guoxiang Hu (the “Investor”) entered into a note purchase agreement (the “Purchase Agreement”) with the Issuer, pursuant to which, the Issuer agreed to issue a promissory note (the “Note”) with a principal amount of $4,630,000 and an interest rate of 16% per annum.

To induce the Investor to enter into the Purchase Agreement, the Reporting Person agreed to enter into a share pledge agreement ( the “Pledge Agreement”) with the Investor to pledge all Class B Ordinary Shares of the Company, owned by him, including any additional Class B Ordinary Shares issued to him while the Note is outstanding, and any proceeds (collectively, the “Pledged Collateral”), to secure the Company’s payment and performance of any and all obligations, liabilities and indebtedness of the Company to the Investor pursuant to the terms of the Purchase Agreement (“Secured Obligations”).

The security interested created pursuant to the Pledge Agreement should remain in full force and effect until the indefeasible payment and satisfaction in full of the Secured Obligations, or the assignment of the Secured Obligations to a third party by the Investor, at which time the Pledge Agreement shall terminate and all rights to the Pledged Collateral should be reverted to the pledgor. The Reporting Person will retain the right to vote as well as the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Pledged Collateral under the Pledge Agreement, unless an Event of Default (as defined in the Pledge Agreement) has occurred.

Except as disclosed in this Schedule 13D/A, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Person.

(e) Not applicable.

CUSIP No. G041JN122

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2024

Weilai Zhang

By:	/s/ Weilai Zhang
Name:	Weilai Zhang